Exhibit 6.7

LMP Automotive Holdings, Inc.
2018 Equity Incentive Plan

RSU Award Agreement

Dear [         ]:

This RSU Agreement (this "Agreement") is made and entered into as of [       ] (the "Grant Date") by and between LMP Automotive Holdings, Inc. (the "Company") and [        ] (the "Participant"). This Agreement pertains to an award of Restricted Stock Units pursuant to the terms of the LMP Automotive Holdings, Inc. 2018 Equity Incentive Plan (the "Plan").

Participant:	___________ (the “Participant”)
Grant Date:	___________ (the “Grant Date”)
Number of RSUs Granted:	___________
Vesting Schedule:	Subject to Section 4 of this Agreement, this Award will vest according to the following schedule:

Number of RSUs Vested	Vesting Date
of the RSUs will vest on the first anniversary of the Grant Date of the RSUs will vest on the second anniversary of the Grant Date of the RSUs will vest on the third anniversary of the Grant Date of the RSUs will vest on the fourth anniversary of the Grant Date.

1. Grant of RSUs. The Company hereby grants to the Participant an award (the “Award”) consisting of the aggregate number of Restricted Stock Units (the “RSUs”) set forth above. Each RSU represents the conditional right to receive, without payment but subject to the conditions and limitations set forth in this Agreement and the Plan, one share of Stock of the Company (a “Share”) to be settled as provided in Section 5.

2. Award Subject to Plan. The Award is subject in its entirety to the provisions of the Plan, which are incorporated herein by reference. In the event of any conflict, the terms of the Plan will control. Capitalized terms not explicitly defined in this Agreement but defined in the Plan will have the meanings ascribed to them in the Plan.

3. Rights as Shareholder; Limits on Transfer. Each RSU represents an unfunded and unsecured promise by the Company to deliver one Share to the Participant upon vesting of the RSU. Except as provided in Section 6, the Participant will not have any rights of a shareholder with respect to any RSU (including any voting rights) unless and until the RSU vests and is settled by the issuance of a Share or settled in cash. Neither the RSUs nor the rights relating thereto may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant except upon the Participant’s death to a beneficiary designated in writing by the Participant in accordance with procedures established by the Committee or, if none, to the person to whom the RSU passes by will or the laws of descent and distribution.

4. Vesting Periods; Vesting; Effect of Termination of Employment.

4.1 The RSUs, unless earlier terminated or forfeited as provided herein or in the Plan, will have four (4) vesting periods, each starting on the Grant Date and ending on an anniversary of the Grant Date, either the first, second, third or fourth anniversary thereafter (each, a “Vesting Period” or collectively, “Vesting Periods”). Provided that the Participant remains in continuous employment through the applicable vesting date, the RSUs will become vested with respect to twenty-five percent (25%) of the RSUs on each anniversary of the Grant Date described above (each, a “Vesting Date”) until the RSUs are one hundred percent (100%) vested on the last Vesting Date, that is, the fourth anniversary of the Grant Date.

4.2 Notwithstanding the foregoing vesting schedule, the following provisions will apply:

a) Termination upon Participant’s Death. If the Participant’s employment terminates as a result of the Participant’s death, any then unvested RSUs will immediately vest.

b) Vesting due to Disability. If the Participant’s employment terminates as a result of Disability, any then unvested RSUs will immediately vest as of the date the Participant becomes Disabled.

5. Settlement. Subject to Section 7, promptly following the applicable Vesting Date and in any event no later than two and one-half (2 1/2) months following such Vesting Date, the Company will:

a) issue and deliver to the Participant the number of Shares equal to the applicable number of RSUs that vested on such Vesting Date (No fractional shares will be issued under this Agreement); or

b) settle the vested RSUs in cash.

6. Dividend Equivalents. Each RSU shall be credited with an amount equal to the dividends paid on a Share between the date of grant and the date such RSU is paid to the Participant (if at all). Dividend equivalents shall vest, if at all, upon the same terms and conditions governing the vesting of RSUs under the Plan. Payment of the dividend equivalent shall be made at the same time as payment of the RSU and shall be made without interest or other adjustment. If the RSU is forfeited, the Participant shall have no right to dividend equivalents.

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7. Withholding; Section 409A; Tax Liability.

7.1 The Participant will be required to pay to the Company, and the Company will have the right to deduct from any compensation paid to the Participant pursuant to this Agreement or otherwise, the amount of any required withholding or other applicable taxes in respect of the RSUs, including upon the vesting and/or settlement of the RSUs, and to take all such other action as the Committee deems necessary to satisfy all obligations for the payment of such withholding or other applicable taxes. The Committee may permit the Participant to satisfy any federal, state or local tax withholding obligation (income or employment) by authorizing the Company to withhold Shares from the Shares otherwise deliverable to the Participant as a result of the vesting and settlement of the RSUs; provided, however, that no Shares will be withheld with a value exceeding the minimum amount of tax required to be withheld by law.

7.2 If the Participant is determined to be a “Specified Employee” within the meaning of Section 409A, the Treasury regulations thereunder, and the Plan, as determined by the Committee, at the time of the Participant’s “separation from service” within the meaning of Section 409A and the Treasury regulations thereunder, then to the extent necessary to prevent any accelerated or additional tax under Section 409A, the settlement and delivery of any Shares hereunder upon such separation from service will be delayed until the earlier of (a) the date that is six months and one day following the Participant’s separation from service and (b) the Participant’s death. For purposes of this Agreement, all references to “termination of employment” and correlative phrases will be construed to require a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury regulations after giving effect to the presumptions contained therein).

7.3 This Agreement is intended to comply with Section 409A or an exemption thereunder, and will be construed and interpreted in a manner that is consistent with the requirements for avoiding additional taxes or penalties under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A, and in no event will the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A.

8. Compliance with Law. The issuance and transfer of the Shares will be subject to compliance by the Company and the Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Stock may be listed. No shares of Stock will be issued or transferred unless and until any then applicable requirements of state and federal law and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel.

9. Data Privacy. By accepting this Award, the Participant hereby explicitly consents to the collection, use and transfer, in electronic or other form, of the Participant’s personal data as may be necessary to administer or give effect to this Agreement. The Participant understands that data may be transferred to any third parties assisting in the implementation, administration and management of the Plan. The Participant authorizes the recipients to receive, possess, use, retain and transfer the data, in electronic or other form, for the purposes of implementing, administering and managing his or her participation in the Plan, including any transfer of such data as may be required to a broker, escrow agent or other third party with whom the Shares received upon vesting of the RSUs may be deposited. The Participant understands that data will be held only as long as is reasonably necessary to implement, administer and manage his or her participation in the Plan. The Participant understands that refusal or withdrawal of consent may affect his or her ability to participate in the Plan.

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10. Electronic Delivery. The Company may, in its sole discretion, deliver by electronic means any documents related to current or future participation in the Plan. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

11. Recovery of Compensation. The RSUs, any Shares delivered hereunder and any gains realized or other amounts in respect of such RSUs will be subject to recoupment by the Company to the extent required to comply with applicable law or regulation or the rules of the stock exchange on which the Company’s Stock is traded.

12. Notices. Any notice required to be delivered to the Company under this Agreement will be in writing and addressed to the Secretary of the Company at the Company’s principal corporate offices. Any notice required to be delivered to the Participant under this Agreement will be in writing and addressed to the Participant at the Participant’s address as shown in the records of the Company. Either party may designate another address in writing (or by such other method approved by the Company) from time to time.

13. Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the State of Delaware without regard to conflict of law principles.

14. Interpretation. Any dispute regarding the interpretation of this Agreement will be submitted by the Participant or the Company to the Committee for review. The resolution of such dispute by the Committee will be final and binding on the Participant and the Company.

15. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon the Participant and the Participant’s beneficiaries, executors or Committees.

16. Severability. The invalidity or unenforceability of any provision of the Plan or this Agreement will not affect the validity or enforceability of any other provision of the Plan or this Agreement, and each provision of the Plan and this Agreement will be severable and enforceable to the extent permitted by law.

17. Amendment. The Committee has the right to amend, alter, suspend, discontinue or cancel the RSUs, prospectively or retroactively; provided, that, no such amendment will adversely affect the Participant’s material rights under this Agreement without the Participant’s consent.

18. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

19. Acceptance. The Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. The Participant has read and understands the terms and provisions thereof, and accepts the RSUs subject to all of the terms and conditions of the Plan and this Agreement.

[SIGNATURE PAGE FOLLOWS]

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ATTEST:

[Corporate Seal]	LMP AUTOMOTIVE HOLDINGS, INC.

By:
[ ]	Samer Tawfik, Chief Executive Officer

PARTICIPANT

Witness	Signature

Date:

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